VALLEY FORGE LIFE INSURANCE COMPANY

                                A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn Street
Chicago, Illinois  60685                             Reading, Pennsylvania 19601



                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT


Valley Forge Life Insurance Company has issued this endorsement as a part of the contract to which it is attached.

An Individual Retirement Annuity (IRA) is a retirement plan described in the Internal Revenue Code of 1986, as amended ("Code") Section 408(b). It must comply with federal IRA requirements. As an IRA, this contract is intended to qualify under Code Section 408(b) and all provisions of this contract will be interpreted to ensure and maintain such qualification, despite any other provisions to the contrary. This contract is for the exclusive benefit of the owner and the beneficiary. The owner's rights and entire interest in this contract are nonforfeitable.

Some of the provisions in this endorsement will be different than as described in the attached contract. The specific differences in your IRA annuity are described below.

Ownership Provisions
As an IRA, the following conditions apply:

The owner and annuitant must be the same person.

Joint ownership is not allowed.

The owner cannot pledge or assign any interest in this contract to another person.

The owner cannot transfer ownership, except in the event of divorce or separation, as allowed by federal IRA requirements.

The owner cannot borrow any amounts from this contract, nor use this contract as security for a loan.

Contributions
Purchase payments must be paid to us in cash. Except in the case of an allowable rollover or transfer contribution, or a contribution made according to the terms of a Simplified Employee Pension (SEP) plan, the total purchase payment for any taxable year cannot be more than $2,000. We reserve the right to return any portion of a purchase payment that represents an excess contribution.

No contribution will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, (an IRA used in conjunction with a SIMPLE plan) prior to the expiration of the two (2) year period beginning on the date the owner first participated in the employer's SIMPLE plan.

Required Minimum Distributions
Federal law requires that the owner begin receiving payments from any or all IRA contracts no later than the April 1 following the year the owner turns age 70 1/2 (the required beginning date). If settlement option payments start prior to the April 1 following the year the owner turns age 70 1/2, then the annuity date of such settlement option payments will be treated as the required beginning date for the purposes of the death benefit provisions below. If the required minimum distribution is made under an annuity option, recalculation will not be allowed. If the required minimum distribution is made under other than an annuity option, recalculation is allowed. The owner may take required minimum distributions from any IRA contract he or she currently maintains, as long as:

Distributions begin when required;

Periodic payments must be made at least once per year; and

The amount to be distributed each year is not less than the minimum required under current federal law.

The required minimum distribution payments from this contract are considered partial withdrawals. The amount of each withdrawal during any calendar year must meet federal IRA requirements and be in equal or substantially equal amounts over:

The life of the owner or over the joint lives of the owner and the  beneficiary;
or

A period not extending beyond the life expectancy of the owner or the joint life expectancy of the owner and the beneficiary.

Required minimum distribution payments will be made annually and the amount will not increase or will increase only as allowed under federal tax law.

Life Expectancy
Life expectancy is:

The remaining life of the owner;

The remaining joint life expectancy of both the owner and the beneficiary; or

The remaining life expectancy of the beneficiary.

The life expectancy of the owner or the joint life expectancy of the owner and the beneficiary are calculated by use of the return multiples in Tables V and VI of Income Tax Regulation Section 1.72-9.

Before required minimum distributions begin, the owner may choose to have his or her life expectancy determined under the age recalculation or no age recalculation method as determined under federal law. If the owner does not make an election before the required beginning date, the life expectancy of the owner will be recalculated annually. After an election is made, it may not be changed and will apply to all subsequent years in which required minimum distributions are made.

If the owner dies before the required beginning date and the beneficiary is the owner's surviving spouse, then such beneficiary may also choose to have his or her life expectancy determined under the age recalculation or no age recalculation method. Once the owner's surviving spouse makes an election, such election may not be changed and will apply to all subsequent years. If the owner's surviving spouse does not make an election by the time distributions are scheduled to begin under the Death Provisions, the surviving spouse's life expectancy will be recalculated annually for all years and may not be changed.

In all cases, if the beneficiary is not the owner's surviving spouse, his or her life expectancy may not be recalculated and will be determined using his or her attained age on the date settlement option payments or any other distribution is scheduled to begin. Payments for subsequent years will be based on such life expectancy reduced by one year for each calendar year which has elapsed since the calendar year in which the life expectancy of the non-spouse beneficiary was first calculated.

Death Provisions
If the owner dies before the required beginning date, the entire death benefit must:

Be completely distributed no later than December 31 of the fifth year following the year the owner died; or

Begin to be distributed under one of the options available to the beneficiary, as described below.

The following options are available to the beneficiary as soon as we receive proof of the owner's death.

The beneficiary may elect to receive the death benefit in the form of settlement option payments from us. The option selected must pay out equal or substantially equal amounts over the beneficiary's life or over a period not extending beyond the beneficiary's life expectancy. Once settlement option payments begin, no changes may be made to the selected option.

If the beneficiary is the owner's surviving spouse, he or she will become the new owner/annuitant and can continue this IRA on the same basis as before the owner's death.

If the owner's surviving spouse does not wish to continue this contract as his or her own IRA, he or she may elect to receive the death benefit in the form of settlement option payments. Such payments must be in equal or substantially equal amounts over the spouse's life or a period not extending beyond his or her life expectancy.

The surviving spouse must elect this option and begin receiving payments no later than the earliest of the following dates:

December 31 of the year following the year the owner died; or

December 31 of the year in which the owner would have reached the required beginning date if he or she had not died.

If the owner dies after the required beginning date, we will continue to distribute the remaining death benefit at least as rapidly as under the settlement option in effect at the date of the owner's death.

Signed for the Company at its Executive Office, in Chicago, Illinois.